SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
U.S. Concrete, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

9.5% Convertible Secured Notes due 2015 of U.S. Concrete, Inc.
(Title of Class of Securities)

90333LAE2
90333LAF9
(CUSIP Number of Class of Securities)

Katherine I. Hargis, Esq.
U.S. Concrete, Inc.
331 North Main Street
Euless, Texas 76039
(817) 835-4165
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
Kerry E. Berchem, Esq.
Bruce Mendelsohn, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036
(212) 872-1095

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$63,314,816	$8,637
*   Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that all outstanding 9.5% Convertible Secured Notes due 2015 of U.S. Concrete, Inc. are being exchanged per the exchange offer for the 9.5% Senior Secured Notes of U.S. Concrete, Inc.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, equals $136.40 per million of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,637	Filing Party: U.S. Concrete, Inc.
Form or Registration No.: S-4	Date Filed: February 6, 2013

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement in Schedule TO relates to an offer pursuant to which U.S. Concrete, Inc., a Delaware corporation (“USCR” or the “Company”), is offering to exchange (the “Exchange Offer”) all outstanding $55,000,000 aggregate principal amount of 9.5% Convertible Secured Notes due 2015 (the “Old Convertible Notes”) for up to $69,300,000 aggregate principal amount of 9.5% Senior Secured Notes due 2015 (the “New Senior Notes”).

In connection with the Exchange Offer, the Company is hereby soliciting (the “Solicitation” and together with the Exchange Offer, the “Exchange Offer and Solicitation”) the consent of holders of the Old Convertible Notes to amend certain terms and conditions of the indenture, intercreditor agreement and security documents governing the Old Convertible Notes (the “Amendments," and as so amended, the Old Convertible Notes will be the "Amended Convertible Notes"). The Amendments would eliminate substantially all of the restrictive covenants and certain events of default contained in the indenture governing the Old Convertible Notes and provide for a release of all of the liens on the collateral securing the Old Convertible Notes and the related guarantees under the indenture and the security documents governing the Old Convertible Note .If you hold Old Convertible Notes and decline to exchange them in the exchange offer, you will, upon the consummation of the exchange offer, hold Amended Convertible Notes instead of Old Convertible Notes by operation of the Amendments.

The Exchange Offer shall commence on the filing date hereof and shall expire at 5:00 pm, New York City time on March 15, 2013, unless extended or earlier terminated by the Company. The Exchange Offer and Solicitation is made on the terms and subject to the conditions contained in the Prospectus (the “Prospectus”), which forms a part of the Registration Statement on Form S-4, dated February 6, 2013 (the “Registration Statement”), and the related Letter of Transmittal & Consent (the “Letter of Transmittal”), which are incorporated by reference as exhibits (a)(1) and (a)(2), respectively, hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. All information contained in the Prospectus and the Letter of Transmittal, and any amendments or any other supplements thereto relating to the Exchange Offer and Solicitation, are hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

Item 1. Summary Term Sheet.

The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation” and “Questions and Answers about the Exchange Offer and Consent Solicitation” of the Prospectus is herein incorporated by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is U.S. Concrete, Inc. The address of the principal executive offices of the subject company is: 331 North Main Street, Euless, Texas, 76039. The telephone number of the principal executive offices of the subject company is (817) 835-4165.

(b) Securities. The subject class of securities is the Company’s 9.5% Convertible Secured Notes due 2015. As of the date of this Schedule TO, $55,000,000 aggregate principal amount of the Old Convertible Notes was outstanding.

(c) Trading Market and Price. There is no established trading market for the Old Convertible Notes.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The subject company, U.S. Concrete, Inc., is the filing person. The information set forth in Item 2(a) above is incorporated herein by reference.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of U.S. Concrete, Inc. No single person or group of persons controls the Company.

Name	Position(s) held
William J. Sandbrook	Director, President and Chief Executive Officer
William M. Brown Wallace H. Johnson	Senior Vice President and Chief Financial Officer Vice President – Marketing and Sales
Mark B. Peabody	Vice President – Human Resources
Michael L. Gentoso	Regional Vice President – Atlantic Region
Jeff L. Davis	Vice President and General Manager – Central Concrete Supply Co., Inc.
Jeffrey W. Roberts	Vice President and General Manager – Ingram Concrete, LLC
Niel L. Poulsen	Vice President and General Manager – Redi-Mix, LLC
Kevin R. Kohutek	Vice President and Controller
Katherine I. Hargis	Vice President, General Counsel and Corporate Secretary
Louis R. Kala Eugene I. Davis	Vice President, Planning & Development Director
Kurt M. Cellar	Director
Michael D. Lundin	Director
Robert M. Rayner	Director
Colin M. Sutherland	Director
Theodore P. Rossi	Director

Item 4. Terms of the Transaction.

(a) Material Terms.

(1)	Tender Offers.

(i)
The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation—Terms of this Exchange Offer” and “Description of the Notes” of the Prospectus is herein incorporated by reference.

(ii)
The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Summary—Summary of the Terms of the New Senior Notes,” “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation—Terms of this Exchange Offer” and “Description of the Notes” of the Prospectus is herein incorporated by reference.

(iii)
The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation—Expiration Date; Extensions; Amendments” of the Prospectus is herein incorporated by reference.

(iv)	Not Applicable.

(v)
The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation—Expiration Date; Extensions; Amendments” of the Prospectus is herein incorporated by reference.

(vi)
The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation—Consent Solicitation” and “The Exchange Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consent” of the Prospectus is herein incorporated by reference.

(vii)
The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation—Consent Solicitation,” “The Exchange Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consent” and “The Exchange Offer and Consent Solicitation—Procedures for Tendering and Delivering Consents” of the Prospectus is herein incorporated by reference.

(viii)
The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation,” “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation—Terms of this Exchange Offer,” “The Exchange Offer and Consent Solicitation—Consent Solicitation” and “The Exchange Offer and Consent Solicitation—Procedures for Tendering and Delivering Consents” of the Prospectus is herein incorporated by reference.

(ix)	Not Applicable.

(x)
The information set forth under the headings “Summary,” “Risk Factors,” “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation,” “Description of the Notes” and “Comparison of Rights Between Old Convertible Notes and New Senior Notes” of the Prospectus is herein incorporated by reference.

(xi)	The information set forth under the heading “The Exchange Offer and Consent Solicitation—Accounting Treatment” of the Prospectus is herein incorporated by reference.

(xii)
The information set forth under the headings “Summary—The Exchange Offer and Consent Solicitation” and “Material U.S. Federal Income Tax Considerations” of the Prospectus is herein incorporated by reference.

(b)  Purchases. The information set in the Prospectus in the sections entitled “The Exchange Offer and Consent Solicitation—Exchange and Consent Agreements” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company's securities. The information set forth in the Prospectus in the sections entitled “Certain Relationships and Related Transactions,” “Description of Other Indebtedness—the Old Convertible Notes” and in (d)(1)-(d)(16) of the Exhibit Index herein is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes and (b) Use of Securities Acquired. The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer and Consent Solicitation—Why is the Company undertaking the exchange offer and consent solicitation?,” “The Exchange Offer and Consent Solicitation—Purpose of the Exchange Offer” and “Use of Proceeds” are incorporated by reference herein.

(c) Plans.

1.	None.

2.	None.

3.	The information set forth in the Prospectus in the section entitled “Capitalization” is incorporated herein by reference.

4.	None.

5.	None.

6.	None.

7.	None.

8.	None.

9.	None.

10.	None.

Item 7. Source and Amount of Funds and Other Consideration.

(a) Source of Funds and (b) Conditions. The Company intends to pay the accrued and unpaid interest on the Old Convertible Notes and the fees and expenses (the “Fees and Expenses”) relating to the Exchange Offer, including the fees and expenses of the exchange and information agent, the financial printer, counsel, accountants and other professionals, with cash on hand. The consummation of the Exchange Offer is subject to customary conditions set forth in the Prospectus. The information set forth in the Prospectus in the sections entitled “Summary,” “The Exchange

Offer and Consent Solicitation—Conditions to this Exchange Offer” and “Description of the Notes” is incorporated herein by reference.

(d) Borrowed Funds. Not Applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information contained in the Prospectus in the section entitled “Security Ownership of Certain Beneficial Owners and Management” is herein incorporated by reference.

(b) Securities Transactions. The information set forth in the Prospectus in the sections entitled “The Exchange Offer and Consent Solicitation—Exchange and Consent Agreements” and “Certain Relationships and Related Transactions” is herein incorporated by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Prospectus in the sections entitled “The Exchange Offer and Consent Solicitation—Exchange & Information Agent” and “Certain Relationships and Related Transactions” is incorporated herein by reference. None of the Company, its management, its board of directors or the exchange & information agent is making any recommendation as to whether holders of Old Convertible Notes should tender Old Convertible Notes for exchange in the Exchange Offer.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Prospectus in the section entitled “Capitalization” is incorporated herein by reference. The information, including the financial statements, set forth under (i) Item 8—Financial Statements and Supplementary Data and Item 15—Exhibits and Financial Statement Schedules in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 as amended by the Company’s Current Report on Form 8-K furnished to the Securities and Exchange Commission on February 6, 2013, and (ii) Part I, Item 1—Financial Statements (Unaudited) in the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2012, are, in each case, incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information. The information set forth in the Prospectus in the section entitled “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Prospectus in the sections entitled “The Exchange Offer and Consent Solicitation—Conditions to this Exchange Offer” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Prospectus, the accompanying Letter of Transmittal & Consent and in a(1)-a(5) of the Exhibit Index herein is incorporated herein by reference.

Item 12. Exhibits.

The Exhibit Index attached hereto is incorporated by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. CONCRETE, INC.

By: /s/William M. Brown
Name: William M. Brown
Title: Senior Vice President and Chief Financial Officer

Dated: February 6, 2013

EXHIBIT INDEX

(a)(1)(i)	Prospectus, dated February 6, 2013 (incorporated herein by reference to the Registration Statement on Form S-4 filed on February 6, 2013).

(a)(1)(ii)	Form of Letter of Transmittal & Consent (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed on February 6, 2013).

(a)(1)(iii)	Form of Letter to Brokers (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed on February 6, 2013).

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed on February 6, 2013).

(a)(1)(v)
Form of Indenture, by and among U.S. Concrete, Inc., the Guarantors named therein, and U.S. Bank National Association, as Trustee and Noteholder Collateral Agent (incorporated by reference to Exhibit 4.16 to the Registration Statement on Form S-4 filed on February 6, 2013).

(a)(1)(vi)	Form of Senior Secured Note (incorporated by reference to Exhibit 4.17 to the Registration Statement on Form S-4 filed on February 6, 2013).

(b)	Not Applicable

(c)	Not Applicable

(d)(1)
Indenture, dated as of August 31, 2010, by and among U.S. Concrete, Inc., the Guarantors named therein, and U.S. Bank National Association, as Trustee and Noteholder Collateral Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(2)
Registration Rights Agreement, dated as of August 31, 2010, by and among U.S. Concrete, Inc., the Guarantors named therein and the Holders party thereto (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(3)
First Supplemental Indenture, dated as of October 30, 2012, by and among Bode Gravel Co., and Bode Concrete LLC, as new guarantors, U.S. Concrete, Inc., as issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-4 filed on February 6, 2013).

(d)(4)
Pledge and Security Agreement, dated as of August 31, 2010, by and among U.S. Concrete, Inc., subsidiaries named therein, and U.S. Bank National Association, as noteholder collateral agent (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(5)	Form of Convertible Secured Note, included in Exhibit 4.2 (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(6)
Loan and Security Agreement dated August 31, 2012 by and among U.S. Concrete, Inc. and certain of its subsidiaries party thereto as borrowers, certain subsidiaries party thereto as guarantors, certain financial institutions party thereto as lenders, and Bank of America, N.A., as Agent and Sole Lead Arranger (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated August 31, 2012 (File No. 001-34530)).

(d)(7)
Intercreditor Agreement, dated as of August 31, 2010, by and among JPMorgan Chase Bank, N.A., as administrative agent, U.S. Bank National Association, as Trustee and noteholder collateral agent and each of the loan parties party thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(8)
Class A Warrant Agreement, dated as of August 31, 2010, by and among U.S. Concrete, Inc., subsidiaries named therein, and U.S. Bank National Association, as noteholder collateral agent (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form 8-A filed on August 31, 2010 (File No. 000-26025)).

(d)(9)
Class B Warrant Agreement, dated as of August 31, 2010, by and among U.S. Concrete, Inc., subsidiaries named therein, and U.S. Bank National Association, as noteholder collateral agent (incorporated by reference to Exhibit 5 to the Company’s Registration Statement on Form 8-A filed on August 31, 2010 (File No. 000-26025)).

(d)(10)
Promissory Note of U.S. Concrete, Inc., Kurtz Gravel Company, Superior Holdings, Inc., BWB, Inc. of Michigan, Builders’ Redi-Mix, LLC, USC Michigan, Inc., dated September 30, 2010 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 4, 2010 (File No. 001-34530)).

(d)(11)	U.S. Concrete, Inc. Management Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(12)	U.S. Concrete, Inc. Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(13)	U.S. Concrete, Inc. Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(14)
Note Purchase Agreement, dated as of August 26, 2010, by and among U.S. Concrete, Inc., the guarantors set forth on the signature pages thereto, the Subscription Parties set forth in Annex I thereto and the Put Option Parties set forth on Annex II thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 27, 2010 (File No. 001-34530)).

(d)(15)
Exchange and Consent Agreement dated December 20, 2012 between U.S. Concrete, Inc. and the affiliates of Whippoorwill Associates, Inc. (incorporated by reference to Exhibit 10.39 to the Registration Statement on Form S-4 filed on February 6, 2013).

(d)(16)
Exchange and Consent Agreement dated December 20, 2012 between U.S. Concrete, Inc. and the affiliates of Monarch Alternative Capital, LP (incorporated by reference to Exhibit 10.40 to the Registration Statement on Form S-4 filed on February 6, 2013).

(g)	Not Applicable.